UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2019
001-35878
(Commission File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.
Quarterly Report for the three and nine months ended September 30, 2019

INTRODUCTION
In this Quarterly Report on Form 6-K, or Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holdings’ direct wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term "Intelsat Envision" refers to Intelsat Envision Holdings LLC, Intelsat Luxembourg's direct wholly-owned subsidiary, (6) the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Envision's direct wholly-owned subsidiary, (7) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Connect’s direct wholly-owned subsidiary, (8) the term “Intelsat US LLC” refers to Intelsat US LLC (formerly known as Intelsat Corporation), Intelsat Jackson’s indirect wholly-owned subsidiary and (9) the term “Intelsat General” refers to Intelsat General Communications LLC (formerly known as Intelsat General Corporation), our government business subsidiary.
In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.
This Quarterly Report is incorporated by reference into our Registration Statement on Form F-3 (File No. 333-228580) filed with the U.S. Securities and Exchange Commission on November 28, 2018.
FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.
FORWARD-LOOKING STATEMENTS
Some of the statements in this Quarterly Report on Form 6-K and oral statements made from time to time by our representatives constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.
When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our belief as to the likelihood of the cause of the failure of Intelsat 29e occurring on our other satellites; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission (“FCC”) ruling with respect to our C-band joint-use proposal; the trends that we believe will impact our revenue and operating expenses in the future; and our expected capital expenditures in 2019 and during the next several years.
The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2018, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.
The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•
potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•
our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements
INTELSAT S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2018	September 30, 2019
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,120	$802,383
Restricted cash	22,037	22,251
Receivables, net of allowances of $28,542 in 2018 and $37,068 in 2019	271,393	261,698
Contract assets	45,034	53,982
Prepaid expenses and other current assets	24,075	32,861
Total current assets	847,659	1,173,175
Satellites and other property and equipment, net	5,511,702	4,799,558
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	311,103	285,340
Contract assets, net of current portion	96,108	82,053
Other assets	401,414	467,687
Total assets	$12,241,513	$11,881,340
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$108,101	$87,118
Taxes payable	5,679	7,202
Employee related liabilities	29,696	39,858
Accrued interest payable	284,649	283,572
Contract liabilities	137,746	134,301
Deferred satellite performance incentives	35,261	37,092
Other current liabilities	59,080	56,787
Total current liabilities	660,212	645,930
Long-term debt	14,028,352	14,454,626
Contract liabilities, net of current portion	1,131,319	1,117,813
Deferred satellite performance incentives, net of current portion	210,346	159,307
Deferred income taxes	82,488	88,349
Accrued retirement benefits, net of current portion	133,735	124,119
Other long-term liabilities	77,670	163,952
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,380	1,410
Paid-in capital	2,551,471	2,562,646
Accumulated deficit	(6,606,426)	(7,388,871)
Accumulated other comprehensive loss	(43,430)	(59,291)
Total Intelsat S.A. shareholders’ deficit	(4,097,005)	(4,884,106)
Noncontrolling interest	14,396	11,350
Total liabilities and shareholders’ deficit	$12,241,513	$11,881,340
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Revenue	$536,922	$506,658	$1,618,418	$1,544,514
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,308	104,743	242,357	305,595
Selling, general and administrative	42,904	60,750	153,051	168,263
Depreciation and amortization	173,441	161,536	513,514	496,438
Satellite impairment loss	—	—	—	381,565
Total operating expenses	299,653	327,029	908,922	1,351,861
Income from operations	237,269	179,629	709,496	192,653
Interest expense, net	299,777	315,964	885,381	953,246
Loss on early extinguishment of debt	(204,056)	—	(181,907)	—
Other income (expense), net	785	(5,115)	2,380	(32,374)
Loss before income taxes	(265,779)	(141,450)	(355,412)	(792,967)
Provision for income taxes	107,863	6,248	129,919	3,884
Net loss	(373,642)	(147,698)	(485,331)	(796,851)
Net income attributable to noncontrolling interest	(989)	(594)	(2,929)	(1,785)
Net loss attributable to Intelsat S.A.	$(374,631)	$(148,292)	$(488,260)	$(798,636)
Net loss per common share attributable to Intelsat S.A.:
Basic	$(2.74)	$(1.05)	$(3.85)	$(5.70)
Diluted	$(2.74)	$(1.05)	$(3.85)	$(5.70)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net loss	$(373,642)	$(147,698)	$(485,331)	$(796,851)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits, net of tax included in other income (expense), net	(210)	(625)	(214)	(1,877)
Reclassification adjustment for amortization of unrecognized actuarial loss, net of tax included in other income (expense), net	1,149	736	3,025	2,207
Benefit plan amendment, net of tax of $0.7 million	38,510	—	38,510	—
Adoption of ASU 2018-02 (see Note 14—Income Taxes)	—	—	—	(16,191)
Marketable securities:
Reclassification adjustment for pension assets’ gains, net of tax included in other income (expense), net	—	—	(351)	—
Other comprehensive income (loss)	39,449	111	40,970	(15,861)
Comprehensive loss	(334,193)	(147,587)	(444,361)	(812,712)
Comprehensive income attributable to noncontrolling interest	(989)	(594)	(2,929)	(1,785)
Comprehensive loss attributable to Intelsat S.A.	$(335,182)	$(148,181)	$(447,290)	$(814,497)
See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands, except where otherwise noted)

	Common
	Shares (in millions)	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest
Balance at December 31, 2017	119.6	$1,196	$2,173,367	$(5,894,659)	$(87,774)	$(3,807,870)	$19,306
Net income (loss)	—	—	—	(66,801)	—	(66,801)	952
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(2,601)
Share-based compensation	1.0	10	2,074	—	—	2,084	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	936	936	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	(351)	(351)	—
Adoption of ASU 2014-09	—	—	—	(281,741)	—	(281,741)	—
Adoption of ASU 2016-16	—	—	—	169,579	—	169,579	—
Balance at March 31, 2018	120.6	$1,206	$2,175,441	$(6,073,622)	$(87,189)	$(3,984,164)	$17,657
Net income (loss)	—	—	—	(46,828)	—	(46,828)	988
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(1,424)
Share-based compensation	0.6	6	3,272	—	—	3,278	—
Equity offering and 2025 Convertible Notes offering	15.5	155	368,149	—	—	368,304	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	936	936	—
Balance at June 30, 2018	136.7	$1,367	$2,546,862	$(6,120,450)	$(86,253)	$(3,658,474)	$17,221
Net income (loss)	—	—	—	(374,631)	—	(374,631)	989
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(2,626)
Share-based compensation	0.2	2	2,476	—	—	2,478	—
Benefit plan amendment, net of tax of $0.7 million	—	—	—	—	38,510	38,510	—
Equity offering	—	—	(57)	—	—	(57)	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	939	939	—
Balance at September 30, 2018	136.9	$1,369	$2,549,281	$(6,495,081)	$(46,804)	$(3,991,235)	$15,584

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands, except where otherwise noted)

	Common
	Shares (in millions)	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest
Balance at December 31, 2018	138.0	$1,380	$2,551,471	$(6,606,426)	$(43,430)	$(4,097,005)	$14,396
Net income (loss)	—	—	—	(120,622)	—	(120,622)	580
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(1,925)
Share-based compensation	2.6	26	2,913	—	—	2,939	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	110	110	—
Adoption of ASU 2018-02 (see Note 14—Income Taxes)	—	—	—	16,191	(16,191)	—	—
Balance at March 31, 2019	140.6	$1,406	$2,554,384	$(6,710,857)	$(59,511)	$(4,214,578)	$13,051
Net income (loss)	—	—	—	(529,722)	—	(529,722)	610
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(1,469)
Share-based compensation	0.1	1	3,586	—	—	3,587	—
Postretirement/pension liability adjustment, net of tax	—	—	—	—	109	109	—
Balance at June 30, 2019	140.7	$1,407	$2,557,970	$(7,240,579)	$(59,402)	$(4,740,604)	$12,192
Net income (loss)	—	—	—	(148,292)	—	(148,292)	594
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(1,436)
Share-based compensation	0.3	3	4,676	—	—	4,679	—
Postretirement/pension liability adjustment, net of tax	—	—	—		111	111	—
Balance at September 30, 2019	141.0	$1,410	$2,562,646	$(7,388,871)	$(59,291)	$(4,884,106)	$11,350

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Cash flows from operating activities:
Net loss	$(485,331)	$(796,851)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	513,514	496,438
Provision for doubtful accounts	24	13,429
Foreign currency transaction loss	8,107	5,119
Loss on disposal of assets	19	171
Satellite impairment loss	—	381,565
Share-based compensation	4,642	10,215
Deferred income taxes	84,752	(1,029)
Amortization of discount, premium, issuance costs and related costs	38,662	31,011
Loss on early extinguishment of debt	181,907	—
Amortization of actuarial loss and prior service credits for retirement benefits	3,405	336
Unrealized (gains) losses on derivatives and investments	(34,928)	57,586
Sales-type lease	—	7,064
Other non-cash items	(532)	(82)
Changes in operating assets and liabilities:
Receivables	(42,740)	(4,015)
Prepaid expenses, contract and other assets	3,499	(7,556)
Accounts payable and accrued liabilities	(4,429)	2,933
Accrued interest payable	(60,251)	(1,076)
Deferred revenue and contract liabilities	(20,957)	(17,336)
Accrued retirement benefits	(12,514)	(9,616)
Other long-term liabilities	(2,635)	(4,877)
Net cash provided by operating activities	174,214	163,429
Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(175,977)	(202,265)
Purchase of investments	(15,000)	(19,424)
Capital contributions to unconsolidated affiliates	(39,693)	(338)
Proceeds from insurance settlements	5,709	—
Other proceeds from satellites	7,500	7,500
Net cash used in investing activities	(217,461)	(214,527)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,880,625	400,000
Repayments of long-term debt	(3,827,801)	—
Debt issuance costs	(47,504)	(4,650)
Proceeds from stock issuance, net of stock issuance costs	224,250	—
Payment of premium on early extinguishment of debt	(19,648)	—
Principal payments on deferred satellite performance incentives	(18,790)	(20,991)
Dividends paid to noncontrolling interest	(6,651)	(4,830)
Proceeds from exercise of employee stock options	3,197	989
Other financing activities	385	298
Net cash provided by financing activities	188,063	370,816
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,907)	(2,241)
Net change in cash, cash equivalents and restricted cash	139,909	317,477
Cash, cash equivalents, and restricted cash beginning of period	541,391	507,157
Cash, cash equivalents, and restricted cash end of period	$681,300	$824,634

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$857,926	$840,180
Income taxes paid, net of refunds	53,690	9,284
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$14,599	$3,825
Capitalization of deferred satellite performance incentives	28,161	—

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
September 30, 2019
Note 1 General
Basis of Presentation
The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2018 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2018 on file with the U.S. Securities and Exchange Commission ("SEC").
Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.
Cash, Cash Equivalents and Restricted Cash
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within our condensed consolidated balance sheets to the total sum of these amounts reported in our condensed consolidated statements of cash flows (in thousands):

	As of December 31, 2018	As of September 30, 2019
Cash and cash equivalents	$485,120	$802,383
Restricted cash	22,037	22,251
Cash, cash equivalents and restricted cash	$507,157	$824,634
Restricted cash represents legally restricted amounts being held as a compensating balance for certain outstanding letters of credit.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) ("ASC 842"), which supersedes the lease accounting requirements in ASC 840, Leases ("ASC 840"). The guidance in ASC 842 increases transparency and comparability by recognizing substantially all leases on the balance sheet and disclosing key information about leasing arrangements. Under the new standard, a lessee recognizes on its balance sheet a right-of-use (“ROU”) asset and a lease liability for leases. The FASB issued several amendments to the standard, clarifying aspects of the guidance for both lessees and lessors and providing an alternative transition method (the “effective date method”).
In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842)—Codification Improvements, to increase stakeholders’ awareness of the amendments the FASB made related to ASC 842 and to expedite these improvements. The amendments clarify the FASB’s original intent regarding transition disclosures related to ASC 250, Accounting Changes and Error Corrections, by explicitly providing an exception to the paragraph 250-10-50-3 interim disclosure requirements in the ASC 842 transition disclosure requirements. The amendments should be applied as of the date ASC 842 is first applied, using the same transition methodology elected. We adopted ASU 2019-01 on January 1, 2019 along with the adoption of ASC 842.

We describe below our accounting policy changes related to leases as a result of adopting ASC 842. Our accounting policies and reported amounts with respect to the fiscal year ended December 31, 2018 and prior were not affected by the adoption of ASC 842.
We adopted ASC 842 effective January 1, 2019 using the effective date method and applied the package of practical expedients included therein. Under the package of practical expedients, we did not reassess (a) whether expired or existing contracts contain a lease under the new definition of a lease, (b) lease classification for expired or existing leases, and (c) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. We also applied the practical expedients for lessees and lessors to exempt short-term leases and to combine lease and non-lease components of a contract. By applying ASC 842 at the adoption date, as opposed to at the beginning of the earliest period presented, our reporting for periods prior to January 1, 2019 continues to be in accordance with ASC 840.
We determine if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.
Operating and finance lease ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the expected lease term, at the commencement date. For leases in which the implicit rate is not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. ROU assets include unpaid lease payments and exclude lease incentives and initial direct costs incurred. For our operating leases, we recognize lease expense for minimum lease payments on a straight-line basis over the lease term, and for our finance leases, we recognize interest expense on the lease liability using the effective interest method and amortization of the ROU assets on a straight-line basis over the lease term.
We have lease agreements with lease and non-lease components, which are generally combined, consistent with our election of the practical expedient. For lease agreements entered into or reassessed after the adoption of ASC 842 in which the Company is the lessee, the Company accounts for the lease components (e.g. fixed payments including rent, real estate taxes and insurance costs) and non-lease components (e.g. common-area maintenance costs and managed service contracts) as a single lease component for all classes of underlying assets. Leases in which the Company is the lessor are also evaluated for lease and non-lease components. In the event a sales-type lease is identified, this component is accounted for separately from lease and non-lease components that meet the practical expedient to be combined. Judgment is required in determining the allocation between lease components and also between the lease and non-lease components, as the non-lease components are the predominant components of the combined components. ASC 606 (as defined herein) is applied to the combined lease and non-lease components. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The adoption of ASC 842 and related amendments resulted in the recording of ROU assets, current lease liabilities and long-term lease liabilities of approximately $88.7 million, $11.4 million and $103.0 million, respectively, as of January 1, 2019, which are included in other assets, other current liabilities and other long-term liabilities, respectively, on our condensed consolidated balance sheets. The difference between the additional ROU assets and lease liabilities, net of the deferred tax impact, was related to unamortized lease incentives received and accrued lease payments outstanding as of January 1, 2019. The standard did not have a material impact on our condensed consolidated statements of operations and statements of cash flows.
Refer to Note 13—Leases, for the required disclosures related to leases.
We adopted ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, in the first quarter of 2019. See Note 14—Income Taxes.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. The scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, includes financial assets measured at amortized cost basis, including net investments in leases arising from sales-type and direct financing leases. The scope does not specifically address receivables arising from operating leases. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments to clarify certain aspects of the accounting for credit losses, hedging activities and financial instruments. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326)-Targeted Transition Relief which allows companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for existing financial assets on an instrument-by-instrument basis that (1) were previously recorded at amortized cost, (2) are within the scope of the credit losses guidance in Subtopic 326-20, (3) are eligible for the fair value option under ASC 825, Financial Instruments and (4) are not held-to-maturity debt securities. Both ASU 2016-13 and ASU 2018-19 will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2019, on a modified retrospective basis. Early adoption is permitted for interim and annual periods in fiscal years beginning after December 15, 2018. As we have not yet adopted ASU 2016-13, the effective dates and transition requirements for ASU 2019-04 and ASU 2019-05 are the same as ASU 2016-13. Our implementation team is in the process of evaluating the impact that ASU 2016-13, ASU 2018-19, ASU 2019-04 and ASU 2019-05 will have on our consolidated financial statements and associated disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2019, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-13 modifies disclosure requirements on fair value measurements in ASC 820, Fair Value Measurement, and will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is allowed for any removed or modified disclosures upon issuance of ASU 2018-13 and delayed adoption for the additional disclosures until their effective date. We are in the process of evaluating the impact that ASU 2018-13 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, as part of its disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-14 modifies and clarifies disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments remove certain disclosure requirements and require additional disclosures including the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates, an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, the projected benefit obligation ("PBO") and fair value of plan assets for plans with PBOs in excess of plan assets, and the accumulated benefit obligation ("ABO") and fair value of plan assets for plans with ABOs in excess of plan assets. ASU 2018-14 will be effective for the Company for annual periods in fiscal years ending after December 15, 2020, on a retrospective basis to all periods presented, with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-14 will have on our consolidated financial statements and associated disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, to improve current U.S. GAAP by clarifying the accounting for implementation costs of a hosting arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement (hosting arrangement) that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments require costs for implementation activities in the application development stage to be capitalized depending on the nature of the costs, and costs incurred during the preliminary project and post-implementation stages to be expensed as the activities are performed. ASU 2018-15 also requires the entity (customer) to expense capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, and the entity (customer) to present the expense related to the capitalized implementation costs in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement, as well as to classify payments for capitalized implementation costs in the statement of cash flows in the same manner as payments made for fees associated with the hosting element. ASU 2018-15 will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2019. ASU 2018-15 can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption, with early adoption allowed. We are in the process of evaluating the impact that ASU 2018-15 will have on our consolidated financial statements and associated disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and Topic 606, to clarify the interaction between ASC 808, Collaborative Arrangements ("ASC 808") and ASC 606, Revenue from Contracts with Customers ("ASC 606"). ASU 2018-18 will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2019, with early adoption allowed. ASU 2018-18 can be applied retrospectively to the date of initial application of ASC 606, with cumulative effect of initially applying the amendments in this update adjusted to the opening balance of retained earnings of the later of the earliest annual period presented and the annual period that includes the date of the entity's initial application of ASC 606. The amendments in ASU 2018-18 can be applied to all contracts or only to contracts that are not completed at the date of initial application of ASC 606. We are in the process of evaluating the impact that ASU 2018-18 will have on our consolidated financial statements and associated disclosures.
Note 2 Share Capital
Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At September 30, 2019, there were 141.0 million common shares issued and outstanding.
Note 3 Revenue
(a) Revenue Recognition
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
For each service type, the price per unit in our contracts is generally fixed for each defined time period. While the number of units or price per unit in our multi-year contracts may be different by year or another time period, the number of units and price per unit are fixed for each defined time period and the total contract price is fixed. To determine the proper revenue recognition method for contracts, we evaluate whether two or more services should be combined and accounted for as a single performance obligation. Our specific revenue recognition policies are as follows:
Satellite Utilization Charges. The Company’s contracts for satellite utilization services often contain multiple service orders for the provision of capacity on or over different beams, satellites, frequencies, geographies or time periods. Under each separate service order, the Company’s satellite services, comprised of transponder services, managed services, channel services, and occasional use managed services, are delivered in a series of time periods that are distinct from each other and have the same pattern of transfer to the customer. In each period, the Company’s obligation is to make those services available to the customer. Throughout each service period, the Company provides services that are able to be used continuously, and the customer simultaneously receives and consumes the benefits provided by the Company. We believe that, given our services are stand-ready obligations that are available continuously, the passage of time most faithfully reflects our satisfaction of the performance obligation. We also have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. While we are generally not obligated to refund satellite utilization payments previously made, credits may be granted for sustained service outages in certain circumstances.
Similar to satellite utilization charges, we have determined that the customer simultaneously receives and consumes benefits provided by the Company for satellite related consulting and technical services, tracking, telemetry and commanding services (“TT&C”) and in-orbit backup services, as detailed below. Therefore, we believe that the passage of time most faithfully reflects our satisfaction of the performance obligation for these services:
Satellite Related Consulting and Technical Services. We recognize revenue from the provision of consulting services as those services are performed. We recognize revenue for consulting services with specific performance obligations, such as transfer orbit support services or training programs over the service period.
TT&C. We earn TT&C services revenue from providing operational services to other satellite owners and from certain customers on our satellites. TT&C agreements entered into in connection with our satellite utilization contracts are typically for the period of the related service agreement. We recognize this revenue over the term of the service agreement.
In-Orbit Backup Services. We provide back-up transponder capacity that is held on reserve for certain customers on agreed-upon terms. We recognize revenues for in-orbit protection services over the term of the related agreement.

Revenue Share Arrangements. We recognize revenues under revenue share agreements for satellite-related services either on a gross or net basis in accordance with principal versus agent considerations.
We occasionally sell products or services individually or in some combination to our customers. When products or services are sold together, we allocate revenue for each performance obligation based on each obligation’s relative selling price. In these arrangements, revenue for products is recognized when the transfer of control passes to the customer, while service revenue is recognized over the service term.

Contract Assets
Contract assets include unbilled amounts typically resulting from sales under our long-term contracts when the total contract value is recognized on a straight-line basis and the revenue recognized exceeds the amount billed to the customer.

Contract Liabilities
Contract liabilities consist of advance payments and collections in excess of revenue recognized and deferred revenue. Our contracts at times contain prepayment terms that range from one month to one year in advance of providing the service. As a practical expedient, we do not need to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period of time between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. For a small subset of contracts with advance payments that contain prepayment terms greater than one year and up to fifteen years, we assess whether a significant financing component exists by considering the difference between the amount of promised consideration and the cash selling price of the promised services. The prepayment amount is generally based on a standard methodology that discounts the total of the standard monthly charges over the service term to determine the prepayment amount, resulting in a difference between the amount of promised consideration and the cash selling price of the promised services. The Company considers the timing difference between payment and the promised transfer of services, combined with the Company’s incremental borrowing rates, to determine whether a significant financing component exists. When a significant financing component exists, the amount of revenue recognized exceeds the amount of cash received from the customer. After receiving cash from the customer but prior to the Company providing services, the Company records additional contract liabilities as well as offsetting interest expense to reflect the upfront financing the Company is effectively receiving from the customer. Once the Company begins providing services, additional interest expense is recorded each period using the effective interest method, as well as corresponding additional revenue, which is recognized ratably over the service period.
For the three months ended September 30, 2018 and 2019, we recognized revenue of $55.8 million and $54.8 million, respectively, and for the nine months ended September 30, 2018 and 2019, we recognized revenue of $192.0 million and $200.3 million, respectively, that were included in the contract liability balances as of January 1, 2018 and 2019, respectively. In addition, the total amount of consideration included in contract assets as of January 1, 2018 and 2019 that became unconditional for the nine months ended September 30, 2018 and 2019 was $11.1 million and $9.1 million, respectively.

Assets Recognized from the Costs to Obtain a Customer Contract
We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that our sales incentive program meets the requirements to be capitalized due to the incremental nature of the costs and the expectation that the Company will recover such costs. The assets recognized from the costs to obtain a customer contract are amortized over a period that is consistent with the transfer to the customer of the services to which the asset relates. We capitalized $2.0 million and $1.7 million for our sales incentive program and amortized $1.6 million and $1.2 million for the three months ended September 30, 2018 and 2019, respectively, and we capitalized $5.0 million and $5.7 million for our sales incentive program and amortized $4.5 million and $4.7 million for the nine months ended September 30, 2018 and 2019, respectively.

Contract Modifications
Contracts are often modified to account for changes in contract specifications or requirements. We consider contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights and obligations of either party. Most of our contract modifications are for goods and services that are distinct from the existing contract, as they consist of additional months of service priced at the Company’s standalone selling prices of the additional services and are therefore treated as separate contracts. For contract modifications that do not result in additional distinct goods or services, the effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue.

Significant Judgments
We occasionally enter into certain contracts in which the customer makes payments in advance of services to be delivered, which may be years in the future. The reasons for the prepayments in these contracts vary, but generally can be either for the customer’s benefit or for the Company’s benefit (such as the ability to use the cash received from the customer to pay for the construction of a satellite asset). The determination of whether contracts with a prepayment provision contain a significant financing component requires judgment. The Company makes this determination based on various factors, including the differences between the amount of promised consideration and cash selling prices, the length of time between payment and the transfer of services and prevailing interest rates in the market.
While most satellite utilization contracts contain multiple performance obligations for each transponder service on different satellites, the service period for the different satellite utilization performance obligations is generally the same time period. In the event that the time period for multiple performance obligations is not the same, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling price of the promised good or service underlying such performance obligation. Judgment is required to determine the standalone selling price for each distinct performance obligation. In order to estimate standalone selling prices, we use an adjusted market assessment approach which involves an evaluation of the market and an estimate of the price that our customers are willing to pay, or an expected cost plus a margin approach.
When more than one party is involved in providing goods or services to a customer, we generally recognize the transaction on a gross basis due to the level of control that we have prior to the transfer of the good or service. These arrangements include instances where we procure equipment from vendors and sell to third-party customers, when we enter into revenue sharing arrangements with other parties and when we purchase capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on Intelsat’s network. Our third-party capacity arrangements (off-network) are more significant and, in determining whether we are the principal or the agent in these arrangements, we consider whether or not we control the service before it is transferred to the customer. In this determination, we consider the definition of control as set forth in ASC 606-10-25-25. When we purchase satellite transponder capacity from a third party, we have the ability to direct the use of and obtain substantially all of the remaining benefits from the purchased capacity. We obtain the right to the service to be performed by the third party, which gives the Company the ability to direct that party to provide the service to the customer on the Company’s behalf. No other third party can direct the use of or obtain any benefits from the capacity.
We also considered the factors in ASC 606-10-55-39 in the Company’s determination of control. In the vast majority of cases, when we resell capacity to third party customers, we are primarily responsible for the fulfillment of the services and acceptability of the service. Additionally, the Company has full discretion in establishing the pricing for transponder services with the customer and assumes the credit risk associated with capacity purchased from the third party. In the event the service is not acceptable to the customer, we are required to identify an alternative solution. Based on these considerations, we have concluded that we are the principal in the transaction for these arrangements. When these factors are not met, the Company recognizes revenue for third-party capacity arrangements on a net basis.
Judgment is required in determining whether we are the principal or the agent in transactions involving third parties.

Remaining Performance Obligations
Our remaining performance obligation is our expected future revenue under existing customer contracts and includes both cancelable and non-cancelable contracts. Our remaining performance obligation was approximately $7.1 billion as of September 30, 2019, approximately 89% of which related to contracts that were non-cancelable and approximately 11% of which related to contracts that were cancelable subject to substantial termination fees. We assess the contract term of our cancelable contracts as the full stated term of the contract assuming each contract is not canceled since the termination penalty upon cancellation is substantive. As of September 30, 2019, the weighted average remaining customer contract life was approximately 4.3 years. Approximately 28%, 26%, and 46% of our total remaining performance obligation as of September 30, 2019 is expected to be recognized as revenue during 2019 and 2020, 2021 and 2022, and 2023 and thereafter, respectively. The amount included in the remaining performance obligation represents the full-service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the remaining performance obligation amount, is generally calculated as a percentage of the remaining performance obligation associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our remaining performance obligation includes 100% of the remaining performance obligation of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.
(b) Business and Geographic Segment Information
We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Our revenues are disaggregated by billing region, service type and customer set. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.
The following table disaggregates revenue by billing region (in thousands, except percentages):

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2019
North America	$276,647	51%	$271,001	53%	$831,670	51%	$804,014	52%
Europe	64,267	12%	60,708	12%	192,891	12%	186,497	12%
Latin America and Caribbean	69,844	13%	56,702	11%	212,708	13%	183,045	12%
Africa and Middle East	68,991	13%	61,080	12%	207,709	13%	185,186	12%
Asia-Pacific	57,173	11%	57,167	11%	173,440	11%	185,772	12%
Total	$536,922		$506,658		$1,618,418		$1,544,514
The following table disaggregates revenue by type of service (in thousands, except percentages):

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2019
On-Network Revenues
Transponder services	$391,927	73%	$364,312	72%	$1,179,960	73%	$1,111,182	72%
Managed services	97,576	18%	93,080	18%	296,801	18%	277,616	18%
Channel	976	—%	601	—%	3,292	—%	1,877	—%
Total on-network revenues	490,479	91%	457,993	90%	1,480,053	91%	1,390,675	90%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	37,655	7%	39,129	8%	109,284	7%	126,704	8%
Satellite-related services	8,788	2%	9,536	2%	29,081	2%	27,135	2%
Total off-network and other revenues	46,443	9%	48,665	10%	138,365	9%	153,839	10%
Total	$536,922		$506,658		$1,618,418		$1,544,514
By customer application, our revenues from network services, media, government and satellite-related services for the three months ended September 30, 2018 were $199.0 million, $233.1 million, $98.4 million and $6.5 million, respectively, as compared to $180.8 million, $222.9 million, $95.7 million and $7.3 million, respectively, for the three months ended September 30, 2019. Revenues for network services, media, government and satellite-related services for the nine months ended September 30, 2018 were $596.1 million, $706.6 million, $294.2 million and $21.6 million, respectively, as compared to $570.2 million, $672.3 million, $282.3 million and $19.7 million, respectively, for the nine months ended September 30, 2019.
Approximately 11% and 15% of our revenue was derived from our largest customer during each of the three and nine months ended September 30, 2018 and 2019, respectively. Our ten largest customers accounted for approximately 37% and 42% of our revenue during the three months ended September 30, 2018 and 2019, respectively, and approximately 37% and 40% for the nine months ended September 30, 2018 and 2019, respectively.
Note 4 Net Loss per Share
Basic net loss per common share attributable to Intelsat S.A. ("EPS") is computed by dividing net loss attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods. Diluted EPS assumes the issuance of common shares pursuant to share-based compensation plans and conversion of the Intelsat S.A. 4.5% Convertible Senior Notes due 2025 (the "2025 Convertible Notes"), unless the effect of such issuances would be anti-dilutive.

The following table sets forth the computation of basic and diluted EPS:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Numerator:
Net loss attributable to Intelsat S.A.	$(374,631)	$(148,292)	$(488,260)	$(798,636)
Denominator:
Basic weighted average shares outstanding (in millions)	136.8	140.9	126.9	140.1
Diluted weighted average shares outstanding (in millions)	136.8	140.9	126.9	140.1
Basic EPS	$(2.74)	$(1.05)	$(3.85)	$(5.70)
Diluted EPS	$(2.74)	$(1.05)	$(3.85)	$(5.70)
In June 2018, Intelsat S.A. completed an offering of $402.5 million aggregate principal amount of its 2025 Convertible Notes. We do not expect to settle the principal amount of the 2025 Convertible Notes in cash, and we therefore use the if-converted method for calculating any potential dilutive effect of the conversion on diluted EPS, if applicable. The 2025 Convertible Notes are eligible for conversion depending upon the trading price of our common shares and under other conditions set forth in the indenture governing the 2025 Convertible Notes (the "2025 Indenture") until December 15, 2024, and thereafter without regard to any conditions. See Note 11—Long-Term Debt for additional information on the conversion conditions.
Due to a net loss for each of the three and nine months ended September 30, 2018 and 2019, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 4.9 million and 26.5 million for the three months ended September 30, 2018 and 2019, respectively, and 4.5 million and 26.8 million for the nine months ended September 30, 2018 and 2019, respectively.
Note 5 Share-Based and Other Compensation Plans
In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.
The 2013 Equity Plan provides for a variety of equity-based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares.
For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. For the three months ended September 30, 2018 and 2019, compensation expense was $1.8 million and $3.9 million, respectively. For the nine months ended September 30, 2018 and 2019, compensation expense was $4.6 million and $10.2 million, respectively.
Time-based RSUs
We granted 0.9 million time-based RSUs for the nine months ended September 30, 2019. The majority of these RSUs vest over three years from the date of grant in equal annual installments.
Performance-based RSUs
We granted 0.3 million performance-based RSUs for the nine months ended September 30, 2019. These RSUs vest after three years from the date of grant either upon achievement of an adjusted EBITDA target or achievement of a relative shareholder return, which is based on our relative shareholder return percentile ranking versus the S&P 900 Index as defined in the grant agreement.
Note 6 Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosure ("ASC 820") defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•
Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.
The tables below present assets measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their corresponding level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 11—Long-Term Debt). No transfers between Level 1, Level 2 and Level 3 fair value measurements occurred for the nine months ended September 30, 2019.

		Fair Value Measurements as of December 31, 2018
Description	As of December 31, 2018	Level 1	Level 2	Level 3

Assets
Marketable securities(1)	$4,700	$4,700	$—	$—
Undesignated interest rate cap contracts(2)	33,086	—	33,086	—
Preferred stock warrant(3)	4,100	—	—	4,100
Total assets	$41,886	$4,700	$33,086	$4,100

		Fair Value Measurements as of September 30, 2019
Description	As of September 30, 2019	Level 1	Level 2	Level 3

Assets
Marketable securities(1)	$4,982	$4,982	$—	$—
Undesignated interest rate cap contracts(2)	2,523	—	2,523	—
Total assets	$7,505	$4,982	$2,523	$—

(1)
The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our marketable securities was $4.6 million at December 31, 2018 and $4.2 million at September 30, 2019. We sold marketable securities with a cost basis of $0.1 million during both of the three months ended September 30, 2018 and 2019, and $0.4 million and $0.6 million during the nine months ended September 30, 2018 and 2019, respectively, and we recorded a nominal gain on the sales for all periods, which is included in other income (expense), net in our condensed consolidated statements of operations.

(2)
The valuation of our interest rate derivative instruments reflects the fair value of premiums paid, taking into account observable inputs including current interest rates, the market expectation for future interest rate volatility and current creditworthiness of the counterparties. As a result, we have determined that the valuation in its entirety is classified as Level 2 within the fair value hierarchy.

(3)
We valued the warrant using a valuation technique that reflects the risk-free interest rate, time to maturity and volatility of comparable companies. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety is classified as Level 3 within the fair value hierarchy.

The following table presents a reconciliation of the preferred stock warrant which is measured and recorded at fair value on a recurring basis using Level 3 inputs (in thousands):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Balance as of beginning of period	$4,100	$247	$4,100	$4,100
Unrealized loss included in other income (expense), net	—	(247)	—	(4,100)
Balance as of end of period	$4,100	$—	$4,100	$—

Certain assets such as goodwill, tangible assets, intangible assets and equity investments without readily determinable fair values are recorded at fair value in the period in which they are initially recognized, and such fair value may be adjusted in subsequent periods if an event occurs or circumstances change that indicate that the asset may be impaired or, for equity investments without readily determinable fair values, observable transactions for identical or similar investments of the same issuer support a change in the investment fair value. During each of the three and nine months ended September 30, 2019, we recorded net impairment charges on certain equity investments without readily determinable fair values. See Note 9—Investments for additional information related to these fair value measurements.
Note 7 Retirement Plans and Other Retiree Benefits
(a) Pension and Other Postretirement Benefits
We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.
The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. For the nine months ended September 30, 2019, we made cash contributions to the defined benefit retirement plan of $3.4 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2019 will be approximately $0.9 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2019 will be approximately $3.1 million.
Included in accumulated other comprehensive loss at September 30, 2019 was $92.4 million ($61.1 million, net of tax) that has not yet been recognized in net periodic benefit cost.
The tables below show the components of net periodic benefit cost (income) for the three and nine months ended September 30, 2018 and 2019 (in thousands). These amounts are recognized in other income (expense), net in the condensed consolidated statements of operations.

	Pension Benefits
	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Interest cost	$3,607	$3,848	$10,821	$11,543
Expected return on plan assets	(6,121)	(5,873)	(18,361)	(17,618)
Amortization of unrecognized net loss	1,327	1,055	3,980	3,166
Net periodic benefit cost (income)	$(1,187)	$(970)	$(3,560)	$(2,909)

	Other Postretirement Benefits
	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Interest cost	$578	$383	$1,904	$1,149
Amortization of unrecognized prior service credits	(213)	(636)	(217)	(1,908)
Amortization of unrecognized net gain	(158)	(307)	(359)	(922)
Net periodic benefit cost (income)	$207	$(560)	$1,328	$(1,681)
(b) Other Retirement Plans
We maintain a defined contribution retirement plan qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for this plan of $1.9 million and $2.1 million for the three months ended September 30, 2018 and 2019, respectively, and $6.0 million and $6.4 million for the nine months ended September 30, 2018 and 2019, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.
Note 8 Satellites and Other Property and Equipment
(a) Satellites and Other Property and Equipment, net
Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2018	As of September 30, 2019
Satellites and launch vehicles	$10,786,802	$10,377,022
Information systems and ground segment	894,796	947,035
Buildings and other	273,155	276,902
Total cost	11,954,753	11,600,959
Less: accumulated depreciation	(6,443,051)	(6,801,401)
Total	$5,511,702	$4,799,558
Satellites and other property and equipment are stated at historical cost, except for satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.
Satellites and other property and equipment, net as of December 31, 2018 and September 30, 2019 included construction-in-progress of $371.3 million and $474.0 million, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $6.2 million and $9.6 million were capitalized for the three months ended September 30, 2018 and 2019, respectively, and $23.1 million and $26.7 million were capitalized for the nine months ended September 30, 2018 and 2019, respectively. Additionally, depreciation expense was $163.8 million and $152.7 million for the three months ended September 30, 2018 and 2019, respectively, and $484.7 million and $470.4 million for the nine months ended September 30, 2018 and 2019, respectively.
We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.
(b) Satellite Launches
Horizons 3e, a satellite owned by a joint venture between the Company and JSAT International, Inc. ("JSAT"), was successfully launched on September 25, 2018 and completes the Intelsat EpicNG constellation. Horizons 3e brings high-throughput satellite solutions in both the C- and Ku-bands to broadband, mobility and government customers in the Asia-Pacific Ocean region from its orbital slot at 169ºE. Horizons 3e is the first Intelsat EpicNG satellite to feature a multiport amplifier that enables power portability across all Ku-band spot beams. This enhanced, advanced digital payload features full beam interconnectivity in three commercial bands and significant upgrades to power, efficiency and coverage flexibility. Horizons 3e entered into service in January 2019.

Intelsat 38, a customized Ku-band payload positioned on a third-party satellite, was successfully launched on September 25, 2018. Intelsat 38 replaced Intelsat 12 at the 45ºE location and hosts direct-to-home platforms for Central and Eastern Europe as well as the Asia-Pacific region. The satellite also provides connectivity for corporate networks and government applications in Africa. Intelsat 38 entered into service in January 2019.
Intelsat 39 was successfully launched on August 6, 2019. Intelsat 39 replaced Intelsat 902 at the 62ºE location and delivers connectivity services in both the C- and Ku-bands to mobile network operators, enterprises and government customers, as well as aeronautical and maritime mobility service providers operating in the Europe, Africa, Middle East and Asia-Pacific regions. Intelsat 39 entered into service in October 2019.
(c) Significant Anomalies
In April 2019, the Intelsat 29e satellite (in service since 2016) experienced an anomaly that resulted in a total loss of the satellite. In accordance with our existing satellite anomaly contingency plans, we restored service for most Intelsat 29e customers on other satellites in our network, as well as on third-party satellites. We recorded a non-cash impairment charge of $381.6 million in the second quarter of 2019, of which $377.9 million related to the write off of the carrying value of the satellite and associated deferred performance incentive obligations and $3.7 million related to prepaid regulatory fees.
A failure review board comprised of the satellite’s manufacturer, Boeing Satellite Systems, Inc., the Company and external independent experts was convened to complete a comprehensive analysis of the cause of the anomaly. The board concluded that the anomaly was either caused by a harness flaw in conjunction with an electrostatic discharge event related to solar weather activity, or the impact of a micrometeoroid.
Note 9 Investments
We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”), which are discussed in further detail below, including our analyses of the primary beneficiary determination as required under ASC 810, Consolidation ("ASC 810"). We also own noncontrolling investments as discussed further below.
(a) Horizons Holdings
Horizons Holdings is a joint venture with JSAT that consists of two investments: Horizons-1 Satellite LLC and Horizons-2 Satellite LLC. Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons 2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and in return utilize capacity from the joint venture.
We have determined that this joint venture meets the criteria of a VIE under ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $28.8 million and $22.8 million as of December 31, 2018 and September 30, 2019, respectively. Total liabilities were nominal as of both December 31, 2018 and September 30, 2019.
We have a revenue sharing agreement with JSAT related to services sold on the Horizons 1 and Horizons 2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 1 and Horizons 2 satellites were $5.5 million and $8.8 million as of December 31, 2018 and September 30, 2019, respectively.
(b) Horizons-3 Satellite LLC
On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, Horizons 3, was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite located at the 169ºE orbital location.
Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 3 satellite were $2.9 million as of September 30, 2019 with no comparable amounts as of December 31, 2018.

We have determined that this joint venture meets the criteria of a VIE under ASC 810; however, we have concluded that we are not the primary beneficiary and therefore do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting. The investment balance, which is equivalent to our maximum exposure to loss, was $109.9 million and $110.2 million as of December 31, 2018 and September 30, 2019, respectively. The investment balance exceeds our equity in the net assets of Horizons 3 by $11.9 million and $11.8 million as of December 31, 2018 and September 30, 2019, respectively. This basis difference represents the capitalized interest that we incurred in relation to financing our investment and we recognize it as a reduction of our equity in earnings of Horizons 3 on a straight-line basis over the life of the satellite. We recognized a nominal amount of equity in earnings of Horizons 3 in other income (expense), net for each of the three and nine months ended September 30, 2018 and 2019.
In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which required us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $41.2 million for the year ended December 31, 2018 with no comparable amounts for the nine months ended September 30, 2019. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.
The Horizons 3e satellite entered into service in January 2019. The Company purchases satellite capacity and related services from the Horizons 3 joint venture, and then sells that capacity to its customers. We incurred direct costs of revenue related to these purchases of $5.6 million and $14.8 million for the three and nine months ended September 30, 2019, respectively. The Company also sells managed ground network services to the Horizons 3 joint venture and provides program management services for a fee. We recorded a nominal gain related to the provision of these services during each of the three and nine months ended September 30, 2019. On the condensed consolidated balance sheet as of September 30, 2019, $0.5 million due from Horizons 3 was included in receivables and $1.8 million due to Horizons 3 was included in accounts payable and accrued liabilities.
(c) Other Investments
The Company holds noncontrolling investments in six separate privately held companies. We have elected to apply the measurement alternative to our equity investments in these companies that do not have readily determinable fair values. As such, these investments are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. These equity investments and certain investments in debt securities are recorded in other assets in our condensed consolidated balance sheets and had a total carrying value of $73.7 million and $56.7 million as of December 31, 2018 and September 30, 2019, respectively.
We recognized impairment losses related to investments of $5.0 million and $34.1 million during the three and nine months ended September 30, 2019, respectively, with no comparative amounts in 2018.  We recognized an increase in fair value relating to investments of $1.7 million during the three and nine months ended September 30, 2019, with no comparative amounts in 2018.  These changes, which are recognized in other income (expense), net in our condensed consolidated statement of operations, were determined using Level 3 inputs including third-party valuations, private transactions and internal projections of future profitability.
Note 10 Goodwill and Other Intangible Assets
The carrying amount of goodwill consisted of the following (in thousands):

	As of December 31, 2018	As of September 30, 2019
Goodwill	$6,780,827	$6,780,827
Accumulated impairment losses	(4,160,200)	(4,160,200)
Net carrying amount	$2,620,627	$2,620,627

The carrying amounts of acquired intangible assets not subject to amortization consisted of the following (in thousands):

	As of December 31, 2018	As of September 30, 2019
Orbital locations	$2,387,700	$2,387,700
Trade name	65,200	65,200
We account for goodwill and other non-amortizable intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.
The carrying amounts and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2018			As of September 30, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(701,445)	$42,315	$743,760	$(710,265)	$33,495
Customer relationships	534,030	(265,242)	268,788	534,030	(282,185)	251,845
Total	$1,277,790	$(966,687)	$311,103	$1,277,790	$(992,450)	$285,340
Intangible assets are amortized based on the expected pattern of consumption. Amortization expense was $9.6 million and $8.6 million for the three months ended September 30, 2018 and 2019, respectively, and $28.9 million and $25.8 million for the nine months ended September 30, 2018 and 2019, respectively.
Note 11 Long-Term Debt
The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2018		As of September 30, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
4.5% Convertible Senior Notes due June 2025	$402,500	$590,427	$402,500	$591,675
Unamortized prepaid debt issuance costs and discount on 4.5% Convertible Senior Notes	(149,083)	—	(137,447)	—
Total Intelsat S.A. obligations	253,417	590,427	265,053	591,675
Intelsat Luxembourg:
7.75% Senior Notes due June 2021	421,219	381,203	421,219	400,158
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(2,062)	—	(1,464)	—
8.125% Senior Notes due June 2023	1,000,000	765,000	1,000,000	840,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(7,256)	—	(6,204)	—
12.5% Senior Notes due November 2024	403,350	376,807	403,350	406,410
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(198,620)	—	(188,328)	—
Total Intelsat Luxembourg obligations	1,616,631	1,523,010	1,628,573	1,646,568
Intelsat Connect Finance:
9.5% Senior Notes due February 2023	1,250,000	1,062,500	1,250,000	1,156,250
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Notes	(34,904)	—	(29,600)	—
Total Intelsat Connect Finance obligations	1,215,096	1,062,500	1,220,400	1,156,250
Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	490,000	556,150	490,000	569,625

Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(14,545)	—	(12,072)	—
8% Senior Secured Notes due February 2024	1,349,678	1,390,168	1,349,678	1,400,291
Unamortized prepaid debt issuance costs and premium on 8% Senior Secured Notes	(4,671)	—	(4,101)	—
5.5% Senior Notes due August 2023	1,985,000	1,717,025	1,985,000	1,858,456
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(10,859)	—	(9,268)	—
9.75% Senior Notes due July 2025	1,485,000	1,488,713	1,885,000	1,974,538
Unamortized prepaid debt issuance costs on 9.75% Senior Notes	(18,230)	—	(21,172)	—
8.5% Senior Notes due October 2024	2,950,000	2,832,000	2,950,000	2,968,438
Unamortized prepaid debt issuance costs and premium on 8.5% Senior Notes	(15,310)	—	(13,456)	—
Senior Secured Credit Facilities due November 2023	2,000,000	1,940,000	2,000,000	2,010,000
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(26,965)	—	(23,401)	—
Senior Secured Credit Facilities due January 2024	395,000	395,988	395,000	398,950
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(1,933)	—	(1,686)	—
6.625% Senior Secured Credit Facilities due January 2024	700,000	694,750	700,000	710,500
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(3,427)	—	(2,986)	—
Total Intelsat Jackson obligations	11,258,738	11,014,794	11,666,536	11,890,798
Eliminations:
8.125% Senior Notes of Intelsat Luxembourg due June 2023 owned by Intelsat Jackson	(111,663)	(85,422)	(111,663)	(93,797)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	810	—	693	—
12.5% Senior Notes of Intelsat Luxembourg due November 2024 owned by Intelsat Connect Finance, Intelsat Jackson and Intelsat Envision	(403,245)	(376,708)	(403,245)	(406,305)
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	198,568	—	188,279	—
Total eliminations:	(315,530)	(462,130)	(325,936)	(500,102)
Total Intelsat S.A. long-term debt	$14,028,352	$13,728,601	$14,454,626	$14,785,189
The fair value for publicly traded instruments is determined using quoted market prices, and the fair value for non-publicly traded instruments is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from ASC 820, except our senior secured credit facilities and our 2025 Convertible Notes, the inputs for which are classified as Level 2.
Intelsat S.A. 2025 Convertible Notes
In June 2018, we completed an offering of $402.5 million aggregate principal amount of the Company's 2025 Convertible Notes. These notes are guaranteed by Intelsat Envision. The net proceeds from the 2025 Convertible Notes offering were used to repurchase debt of Intelsat S.A.’s subsidiaries and for other general corporate purposes. The 2025 Convertible Notes mature on June 15, 2025 unless earlier repurchased, converted or redeemed, as set forth in the 2025 Indenture. Holders may elect to convert their notes depending upon the trading price of our common shares and under other conditions set forth in the 2025 Indenture until December 15, 2024, and thereafter without regard to any conditions. The initial conversion rate is 55.0085 common shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $18.18 per common share, subject to customary adjustments, and will be increased upon the occurrence of specified events set forth in the 2025 Indenture. We may redeem the 2025 Convertible Notes at our option, on or after June 15, 2022, and prior to the forty-second scheduled trading day preceding the maturity date, in whole or in part, depending upon the trading price of our common shares as set forth in the optional redemption provisions in the 2025 Indenture or in the event of certain developments affecting taxation with respect to the 2025 Convertible Notes. Based on the closing price of our common shares of $22.80 on September 30, 2019, the if-converted value of the 2025 Convertible Notes was greater than the aggregate principal amount.
In accounting for the transaction, the 2025 Convertible Notes were separated into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument that does not have an associated convertible feature. The carrying amount of the equity component is $149.4 million, which is also recognized as a discount on the 2025 Convertible Notes and represents the value assigned to the conversion option which was determined by deducting the fair value of the liability component from the par value of the 2025 Convertible Notes. The $149.4 million equity component is included in additional paid-in capital on our condensed consolidated balance sheets as of both December 31, 2018 and September 30, 2019 and will not be remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount was recorded as a discount on the 2025 Convertible Notes and will be amortized to interest expense over the contractual term of the 2025 Convertible Notes at an effective interest rate of 13%.
We incurred debt issuance costs of $12.7 million related to the 2025 Convertible Notes, which were allocated to the liability and equity components based on their relative values. Issuance costs attributable to the liability component were $7.3 million and will be amortized to interest expense using the effective interest method over the contractual term of the 2025 Convertible Notes. Issuance costs attributable to the equity component were netted against the equity component in additional paid-in capital.
Interest expense related to the 2025 Convertible Notes was as follows (in thousands):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Coupon interest	$4,528	$4,528	$5,182	$13,584
Amortization of discount and prepaid debt issuance costs	3,518	4,005	4,019	11,637
Total interest expense	$8,046	$8,533	$9,201	$25,221
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.
On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.

On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable).

The B-3 Tranche Term Loans were subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.
On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.
Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement following a further amendment in November 2018 includes one financial covenant: Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as such financial measure is defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with this financial maintenance covenant ratio with a consolidated secured debt to consolidated EBITDA ratio of 3.05 to 1.00 as of September 30, 2019.
2019 Debt Transaction
June 2019 Intelsat Jackson Senior Notes Add-On Offering
In June 2019, Intelsat Jackson completed an add-on offering of $400.0 million aggregate principal amount of its 9.75% Senior Notes due 2025. The notes are guaranteed by all of Intelsat Jackson's subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson's parent entities. The net proceeds from the add-on offering are expected to be used for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our indebtedness.
Note 12 Derivative Instruments and Hedging Activities
Interest Rate Cap Contracts
As of December 31, 2018 and September 30, 2019, we held interest rate cap contracts with an aggregate notional value of $2.4 billion which mature in February 2021. These interest rate cap contracts, which were entered into in 2017 and amended in 2018, are designed to mitigate our risk of interest rate increases on the floating rate portion of our senior secured credit facilities (see Note 11—Long-Term Debt). The contracts have not been designated for hedge accounting treatment in accordance with ASC 815, Derivatives and Hedging ("ASC 815"), and the changes in fair value of these instruments, net of payments received, are recognized in the condensed consolidated statements of operations during the period of change. We received $1.3 million and $9.5 million in settlement payments related to the interest rate cap contracts for the nine months ended September 30, 2018 and 2019, respectively.
Preferred Stock Warrant
During 2017, we were issued a warrant to purchase preferred shares of one of our investments. We concluded that the warrant is a free standing derivative in accordance with ASC 815.
The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Classification	As of December 31, 2018	As of September 30, 2019
Interest rate cap contracts	Other assets	$33,086	$2,523
Preferred stock warrant	Other assets	4,100	—
Total derivatives		$37,186	$2,523
The following table sets forth the effect of the derivative instruments in our condensed consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Classification	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Interest rate cap contracts	Gain (loss) included in interest expense, net	$5,343	$(1,625)	$33,811	$(21,104)
Preferred stock warrant	Loss included in other income (expense), net	—	(247)	—	(4,100)
Total gain (loss) on derivative financial instruments		$5,343	$(1,872)	$33,811	$(25,204)
Note 13 Leases
Lessee
We lease corporate and branch offices, various facilities, land and equipment, specifically third-party teleport and circuit/dark fiber. Certain leases include one or more options to renew, with renewal terms that can extend the lease term from one year to fifteen years. The exercise of lease renewal options is at our sole discretion. Considering the nature of our business and ongoing technology upgrades relating to the services we provide, we determined that the likelihood of exercising a renewal on any leased property and equipment is uncertain. Therefore, we do not generally include the renewal period in the expected lease terms. Some of our leases may include options to terminate the leases within six months of inception. Our lease agreements generally do not include options to purchase the leased property. The depreciable life of leasehold improvements is limited by the expected lease term in the absence of a transfer of title or purchase option reasonably certain of exercise.
Certain of our lease agreements include rental payments with escalation provisions as defined in the contracts. These escalation provisions are included in the calculation of the present value of the lease payments for purposes of determining the value of the respective ROU asset and lease liability. Our lease agreements do not contain any material residual value guarantees or materially restrictive covenants. We rent, license or sublease certain office space and land to third parties. Our sublease portfolio consists mainly of property operating leases for office space within our McLean, Virginia U.S. administrative headquarters office building.

The following table sets forth supplemental balance sheet information related to ROU assets and lease liabilities (in thousands):

	Classification	As of September 30, 2019
Assets
Operating	Other assets	$88,467
Finance	Other assets(1)	3,475
Total leased assets		$91,942

Liabilities
Current
Operating	Other current liabilities	$12,783
Finance	Other current liabilities	1,544
Long-term
Operating	Other long-term liabilities	100,949
Finance	Other long-term liabilities	10,299
Total lease liabilities		$125,575

(1)	Net of accumulated amortization of $265.
The following table sets forth supplemental information related to the components of lease expense (in thousands):

	Classification	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
Operating lease cost	Direct costs of revenue	$3,453	$10,586
Operating lease cost	Selling, general and administrative expenses	1,535	4,630
Finance lease cost
Amortization of leased assets	Depreciation and amortization	201	265
Interest on lease liabilities	Interest expense, net	270	489
Sublease income	Other income (expense), net	(313)	(880)
Net lease cost		$5,146	$15,090
The following table sets forth future minimum lease payments together with the present value of lease liabilities under leases as of September 30, 2019 for the remainder of 2019 through 2024 and thereafter (in thousands):

	Operating Leases	Finance Leases	Total
2019 (excluding the nine months ended September 30, 2019)	$5,195	$478	$5,673
2020	19,839	2,527	22,366
2021	16,102	2,732	18,834
2022	15,293	2,592	17,885
2023	14,926	2,522	17,448
2024 and thereafter	85,747	4,003	89,750
Total lease payments	$157,102	$14,854	$171,956
Less: Imputed interest(1)	43,370	3,011	46,381
Present value of lease liabilities	$113,732	$11,843	$125,575

(1)	Calculated using the incremental borrowing rate assessed for each lease.

The following table sets forth the contractual commitments under leases as of December 31, 2018 for 2019 through 2024 and thereafter (in thousands):

	Operating Leases	Sublease Rental Income	Total
2019	$20,065	$(826)	$19,239
2020	18,730	(745)	17,985
2021	14,832	(535)	14,297
2022	13,979	(372)	13,607
2023	13,600	(78)	13,522
2024 and thereafter	80,216	(150)	80,066
Total contractual commitments	$161,422	$(2,706)	$158,716
The following table sets forth supplemental cash flow information related to leases (in thousands):

Nine Months Ended September 30, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$15,579
Leased assets obtained in exchange for new operating lease liabilities	97,315
Leased assets obtained in exchange for new finance lease liabilities	3,739
The following table sets forth the weighted average remaining lease term and weighted average discount rate under leases:

As of September 30, 2019
Weighted average remaining lease term (in years)
Operating leases	9.0
Finance leases	6.6
Weighted average discount rate(1)
Operating leases	7.4%
Finance leases	7.0%

(1)	Discount rate is the incremental borrowing rate assessed for each lease.
Lessor
We have one sales-type lease related to a managed service contract. The term of the agreement has an expiration date of March 31, 2030 with an option to extend the term provided the extension is reasonably feasible from a regulatory and technical standpoint. We evaluated the lease and determined that it contains lease and non-lease components. The sales-type lease component is accounted for separately from the other lease and non-lease components that meet the practical expedient criteria to be combined. Judgment is required in determining the allocation between the lease and non-lease components. ASC 606 is applied to the combined lease and non-lease components. There is no residual value of the leased assets and no interest income to be recognized under the lease.
The Company recorded a net investment in the sales-type lease of approximately $14.1 million as of September 30, 2019, which is recorded in other assets in the condensed consolidated balance sheets. For the nine months ended September 30, 2019, the Company recorded revenue and direct costs of revenue of $14.7 million and $16.2 million, respectively, resulting in a net loss at commencement of the sales-type lease of approximately $1.5 million. The carrying value of the lease receivable approximates the net investment in the lease. As of September 30, 2019, the Company expects to receive approximately $14.1 million of lease payments over the remaining term of the service agreement, of which $0.4 million, $1.3 million, $1.3 million, $1.3 million, $1.3 million, and $8.5 million are expected to be received for the remainder of 2019, 2020, 2021, 2022, 2023, and 2024 and thereafter, respectively.
Note 14 Income Taxes
In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Cuts and Jobs

Act (the "Act"), which was signed into law on December 22, 2017. Consequently, the amendments eliminated the stranded tax effects resulting from the Act for those entities that elect the optional reclassification. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We adopted ASU 2018-02 in the first quarter of 2019, which resulted in a reclassification of stranded tax effects of $16.2 million from accumulated other comprehensive loss to retained earnings.
The Act includes a number of provisions, including the lowering of the United States (“U.S.”) corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. The Act limits our U.S. interest expense deductions to approximately 30 percent of EBITDA through December 31, 2021 and approximately 30 percent of earnings before net interest and taxes thereafter. The Act also introduced a new minimum tax, the Base Erosion Anti-Abuse Tax (“BEAT”). We are treating the BEAT as a period cost.
The Company recognized the income tax effects of the Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC 740, Income Taxes, in the reporting period in which the Act was signed into law.
The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s U.S. deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent, resulting in a $28.0 million decrease in net deferred tax liabilities as of December 31, 2017.
On July 2, 2018, we implemented a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in order to enhance our ability to efficiently transact business (the “2018 Internal Reorganization”). The 2018 Internal Reorganization resulted in the majority of our operations being owned by a U.S.-based partnership, with certain of our wholly-owned Luxembourg and U.S. subsidiaries as partners.
The majority of our operations are located in taxable jurisdictions, including Luxembourg, the U.S. and the United Kingdom (“UK”). Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the U.S. and the UK, as well as withholding taxes on revenue earned in some of the foreign markets in which we operate.
As of December 31, 2018 and September 30, 2019, our gross unrecognized tax benefits were $29.1 million and $24.9 million, respectively (including interest and penalties), of which $25.6 million and $21.4 million, respectively, if recognized, would affect our effective tax rate. As of both December 31, 2018 and September 30, 2019, we had recorded reserves for interest and penalties in the amount of $0.6 million. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2018, the change in the balance of unrecognized tax benefits consisted of a nominal increase related to current tax positions, a decrease of $0.2 million related to prior tax positions and a decrease of $4.1 million related to the expiration of the statutes of limitations on the assessment of certain taxes.
We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the U.S., the UK and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., UK and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2013. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.
On March 29, 2017, the UK Government gave formal notice of its intention to leave the European Union (“EU”). This notice started the two-year negotiation period to establish the withdrawal terms. Once the UK ultimately withdraws from the EU, existing tax reliefs and exemptions on intra-European transactions will likely cease to apply to transactions between UK entities and EU entities. In addition, transactions with non-EU countries, such as the U.S., may also be affected. As of September 30, 2019, all relevant tax laws and treaties remain unchanged and the tax consequences are unknown. On April 10, 2019, the EU extended the exit deadline until October 31, 2019. Therefore, we have not recognized any impacts of the withdrawal in the income tax provision as of September 30, 2019. We will recognize any impacts to the tax provision when enacted changes in tax laws or treaties between the UK and the EU or individual EU member states occur, but no later than the date of the withdrawal.
On December 13, 2018, the U.S. Internal Revenue Service and the U.S. Department of the Treasury released proposed regulations with respect to the BEAT. The BEAT is a minimum tax established by the Act that excludes certain payments made by U.S. corporations or subsidiaries to foreign related parties from the determination of taxable income. The proposed regulations clarify which taxpayers are subject to the BEAT and how the BEAT rules apply to certain payments and transactions. The proposed regulations, if adopted, may be effective for the Company for its tax year ending December 31, 2018. The proposed regulations could result in additional payments and transactions of the Company being subject to the BEAT which could increase the Company’s tax expense and cash taxes. It is unclear when the proposed regulations will be adopted, whether they will be adopted in their current form or whether they will be adopted at all, and for which tax years they will be effective. The Company is currently evaluating the impact that the proposed regulations could have on its future tax expense. The Company has not included any impacts from the proposed regulations in its tax provision as of and for the three and nine months ended September 30, 2019.
Note 15 Commitments and Contingencies
We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.
Note 16 Related Party Transactions
(a) Shareholders’ Agreements
Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012 in connection with our initial public offering (the "IPO") in April 2013, and then terminated in December 2018 and replaced by a new agreement. The new shareholders agreement provides, among other things, specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders.
(b) Governance Agreement
Prior to the consummation of the IPO, we entered into a governance agreement with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Non-Executive Chairman. This agreement was terminated in December 2018 and replaced with a new agreement between the BC Shareholder and the Company, containing provisions relating to the composition of our board of directors and certain other matters.
(c) Indemnification Agreements
We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.
(d) Horizons Holdings
We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 9(a)—Investments—Horizons Holdings).
(e) Horizons-3 Satellite LLC
We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 9(b)—Investments—Horizons-3 Satellite LLC).
(f) Additional BC Shareholder Share Purchase in June 2018
In connection with an offering of common shares by the Company completed in June 2018, the BC Shareholder purchased an additional 2,021,563 common shares of Intelsat S.A. at the public offering price of $14.84 per share for approximately $30.0 million in the aggregate.

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.
Overview
We operate one of the world’s largest satellite services businesses, providing a critical layer in the global communications infrastructure.
We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.
Our customers use our Global Network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.
Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a technical and economic benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.

A. Results of Operations
Three Months Ended September 30, 2018 and 2019
The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Increase (Decrease)	Percentage Change
Revenue	$536,922	$506,658	$(30,264)	(6)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,308	104,743	21,435	26%
Selling, general and administrative	42,904	60,750	17,846	42%
Depreciation and amortization	173,441	161,536	(11,905)	(7)%
Total operating expenses	299,653	327,029	27,376	9%
Income from operations	237,269	179,629	(57,640)	(24)%
Interest expense, net	299,777	315,964	16,187	5%
Loss on early extinguishment of debt	(204,056)	—	204,056	NM
Other income (expense), net	785	(5,115)	(5,900)	NM
Loss before income taxes	(265,779)	(141,450)	124,329	(47)%
Provision for income taxes	107,863	6,248	(101,615)	(94)%
Net loss	(373,642)	(147,698)	225,944	(60)%
Net income attributable to noncontrolling interest	(989)	(594)	395	(40)%
Net loss attributable to Intelsat S.A.	$(374,631)	$(148,292)	$226,339	(60)%
Revenue
We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.
The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$391,927	$364,312	$(27,615)	(7)%
Managed services	97,576	93,080	(4,496)	(5)
Channel	976	601	(375)	(38)
Total on-network revenues	490,479	457,993	(32,486)	(7)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	37,655	39,129	1,474	4
Satellite-related services	8,788	9,536	748	9
Total off-network and other revenues	46,443	48,665	2,222	5
Total	$536,922	$506,658	$(30,264)	(6)%

Total revenue for the three months ended September 30, 2019 decreased by $30.3 million, or 6%, as compared to the three months ended September 30, 2018. By service type, our revenues increased or decreased due to the following:
On-Network Revenues:

•
Transponder services—an aggregate decrease of $27.6 million, due to a $17.1 million decrease in revenue from network services customers and a $12.8 million decrease in revenue from media customers, partially offset by a $2.3 million increase in revenue from government customers. The decline from network services customers was primarily due to non-renewals and service contractions for enterprise and wireless infrastructure applications in the Latin America and North America regions. This decline includes approximately $6.9 million in lost revenue resulting from the failure of Intelsat 29e, a portion of which services were restored with off-network services. These declines were partially offset by increased revenues from customers for telecommunications infrastructure in the Asia-Pacific region. The decline from media customers was primarily due to non-renewals and service contractions for distribution services in the Latin America, North America and Europe regions.

•
Managed services—an aggregate decrease of $4.5 million, primarily due to a $3.8 million decrease in revenue from network services customers and a $3.3 million decrease in revenue from government customers, partially offset by a $2.6 million increase in revenue from media customers. The decline from network services customers was due to a decrease of $7.0 million primarily relating to aeronautical and trunking applications, inclusive of $4.7 million related to the failure of Intelsat 29e, a portion of which services were restored with off-network services. This decline was partially offset by an increase of $3.2 million in revenue from maritime applications. The decrease from government customers was largely related to non-renewals and pricing reductions and the increase in revenue from media customers was primarily driven by early contract termination fees.

•
Channel—an aggregate decrease of $0.4 million, related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•
Transponder, MSS and other off-network services—an aggregate increase of $1.5 million, primarily due to an increase of $3.1 million in revenue from network services customers inclusive of $3.4 million due to the restoration of certain Intelsat 29e customer services to off-network capacity, partially offset by a $1.5 million decrease in revenue from government customers primarily due to non-renewals and pricing declines.

•	Satellite-related services—an aggregate increase of $0.7 million, reflecting increased revenues from professional services supporting third-party satellites.
Operating Expenses
Direct Costs of Revenue (Excluding Depreciation and Amortization)
Direct costs of revenue increased by $21.4 million, or 26%, to $104.7 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The increase was primarily due to a $19.9 million increase in cost of sales, largely consisting of $16.6 million of costs incurred in connection with two uncapitalized satellites that entered into service in 2019 and $4.6 million in third-party capacity costs incurred as part of the Intelsat 29e customer restoration process. In addition, staff-related expenses increased by $2.4 million.
Selling, General and Administrative
Selling, general and administrative expenses increased by $17.8 million, or 42%, to $60.8 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The increase was primarily due to a $9.4 million increase in bad debt expense largely relating to certain customers in the Europe and Africa regions, a $4.3 million increase in staff-related expenses, and a $1.6 million increase in costs for licenses and fees.
Depreciation and Amortization
Depreciation and amortization expense decreased by $11.9 million, or 7%, to $161.5 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. Significant items impacting depreciation and amortization included:

•	a decrease of $9.2 million in depreciation expense due to the write-off of Intelsat 29e;

•	a decrease of $4.3 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•
a decrease of $1.0 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $2.5 million in depreciation expense due to the impact of certain ground segment assets placed in service.
Interest Expense, Net
Interest expense, net consists of gross interest expense incurred together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and interest capitalized related to assets under construction. As of September 30, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate increases on the floating-rate term loans under our senior secured credit facilities. The contracts have not been designated as hedges for accounting purposes.
Interest expense, net increased by $16.2 million, or 5%, to $316.0 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The increase in interest expense, net was principally due to the following:

•
a net increase of $14.8 million in interest expense primarily resulting from our refinancing activities in 2018 and our $400.0 million aggregate principal amount debt raise in the second quarter of 2019; and

•	an increase of $7.0 million corresponding to the decrease in fair value of the interest rate cap contracts; partially offset by

•	a decrease of $2.3 million resulting from increased interest income largely due to higher cash balances;

•	a decrease of $1.5 million from higher capitalized interest primarily resulting from increased levels of satellites and related assets under construction; and

•	a decrease of $1.5 million from lower interest expense associated with our deferred satellite performance incentives.
The non-cash portion of total interest expense, net was $40.8 million for the three months ended September 30, 2019, primarily consisting of interest expense related to the significant financing component identified in customer contracts, amortization and accretion of discounts and premiums, amortization of deferred financing fees and the loss resulting from the decrease in fair value of the interest rate cap contracts we hold.
Loss on Early Extinguishment of Debt
No gain or loss on early extinguishment of debt was recognized for the three months ended September 30, 2019, as compared to a loss of $204.1 million for the three months ended September 30, 2018, consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs and unamortized debt discount and premium.
Other Income (Expense), Net
Other expense, net was $5.1 million for the three months ended September 30, 2019, as compared to other income, net of $0.8 million for the three months ended September 30, 2018. Other expense, net for the three months ended September 30, 2019 primarily consisted of a foreign currency loss of $4.5 million largely related to our business conducted in Brazilian reais.
Provision for Income Taxes
Income tax expense decreased by $101.6 million to $6.2 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The decrease was principally attributable to the implementation of a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in 2018 (the "2018 Internal Reorganization").
Cash paid for income taxes, net of refunds, totaled $13.7 million and $2.5 million for the three months ended September 30, 2018 and 2019, respectively.
Net Loss Attributable to Intelsat S.A.
Net loss attributable to Intelsat S.A. was $148.3 million for the three months ended September 30, 2019, as compared to net loss attributable to Intelsat S.A. of $374.6 million for the three months ended September 30, 2018. The change reflects the various items discussed above.

Nine Months Ended September 30, 2018 and 2019
The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Increase (Decrease)	Percentage Change
Revenue	$1,618,418	$1,544,514	$(73,904)	(5)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	242,357	305,595	63,238	26%
Selling, general and administrative	153,051	168,263	15,212	10%
Depreciation and amortization	513,514	496,438	(17,076)	(3)%
Satellite impairment loss	—	381,565	381,565	NM
Total operating expenses	908,922	1,351,861	442,939	49%
Income from operations	709,496	192,653	(516,843)	(73)%
Interest expense, net	885,381	953,246	67,865	8%
Loss on early extinguishment of debt	(181,907)	—	181,907	NM
Other income (expense), net	2,380	(32,374)	(34,754)	NM
Loss before income taxes	(355,412)	(792,967)	(437,555)	NM
Provision for income taxes	129,919	3,884	(126,035)	(97)%
Net loss	(485,331)	(796,851)	(311,520)	64%
Net income attributable to noncontrolling interest	(2,929)	(1,785)	1,144	(39)%
Net loss attributable to Intelsat S.A.	$(488,260)	$(798,636)	$(310,376)	64%
Revenue
The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,179,960	$1,111,182	$(68,778)	(6)%
Managed services	296,801	277,616	(19,185)	(6)
Channel	3,292	1,877	(1,415)	(43)
Total on-network revenues	1,480,053	1,390,675	(89,378)	(6)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	109,284	126,704	17,420	16
Satellite-related services	29,081	27,135	(1,946)	(7)
Total off-network and other revenues	138,365	153,839	15,474	11
Total	$1,618,418	$1,544,514	$(73,904)	(5)%
Total revenue for the nine months ended September 30, 2019 decreased by $73.9 million, or 5%, as compared to the nine months ended September 30, 2018. By service type, our revenues increased or decreased due to the following:
On-Network Revenues:

•
Transponder services—an aggregate decrease of $68.8 million, due to a $40.2 million decrease in revenue from network services customers and a $33.0 million decrease in revenue from media customers, partially offset by a $4.4 million increase in revenue from government customers. The decline from network services customers was primarily due to non-renewals and service contractions for enterprise and wireless infrastructure applications mainly in the Latin America and Europe regions. This decline includes approximately $10.4 million in lost revenue resulting from the failure of Intelsat 29e, a portion of which services were restored with off-network services. Network services revenue also declined due to non-renewals and pricing declines related to Europe to Africa connectivity. These declines were partially offset by increased revenues from maritime and aeronautical mobility customers and increased revenues from customers for telecommunications infrastructure in the Asia-Pacific region. The decline from media customers was primarily due to non-renewals relating to distribution services.

•
Managed services—an aggregate decrease of $19.2 million, largely due to a $10.1 million decrease in revenue from government customers mainly due to non-renewals and renewals at lower pricing. Revenue from network services customers decreased by $7.3 million, reflecting declines for aeronautical and trunking applications and inclusive of approximately $7.4 million related to the failure of Intelsat 29e, a portion of which services were restored with off-network services. These declines in network services were partially offset by increased revenues from maritime mobility services. Revenue from media customers for managed video and occasional use services decreased by $1.8 million.

•
Channel—an aggregate decrease of $1.4 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•
Transponder, MSS and other off-network services—an aggregate increase of $17.4 million, primarily due to a $23.0 million increase in revenue from network services customers largely relating to revenue recognized in the first quarter of 2019 accounted for as a sales-type lease under ASC 842, Leases ("ASC 842"), as well as the transfer of certain Intelsat 29e customer services to off-network capacity. This was partially offset by a $6.2 million decrease in revenue from government customers.

•	Satellite-related services—an aggregate decrease of $1.9 million, reflecting decreased revenues from professional services supporting third-party satellites.
Operating Expenses
Direct Costs of Revenue (Excluding Depreciation and Amortization)
Direct costs of revenue increased by $63.2 million, or 26%, to $305.6 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The increase was primarily due to $34.5 million of costs incurred in connection with two uncapitalized satellites that entered into service in 2019, $16.2 million in equipment and third-party capacity costs recognized under ASC 842, $8.7 million in third-party capacity costs incurred as part of the Intelsat 29e customer restoration process and an increase in staff-related expenses of $7.1 million. These increases were partially offset by a decrease of $3.3 million in satellite insurance costs.
Selling, General and Administrative
Selling, general and administrative expenses increased by $15.2 million, or 10%, to $168.3 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The increase was primarily due to an increase of $13.4 million in bad debt expense largely relating to certain customers in the Europe, Latin America and North America regions, an $11.8 million increase in staff-related expenses, and a $3.1 million increase in costs for licenses and fees, partially offset by a $12.9 million decline in professional fees largely due to higher costs incurred in 2018 relating to liability and tax management initiatives.
Depreciation and Amortization
Depreciation and amortization expense decreased by $17.1 million, or 3%, to $496.4 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. Significant items impacting depreciation and amortization included:

•	a decrease of $17.8 million in depreciation expense due to the write-off of Intelsat 29e;

•	a decrease of $14.5 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•
a decrease of $3.1 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $11.2 million in depreciation expense resulting from the impact of a satellite placed in service; and

•	an increase of $7.1 million in depreciation expense due to the impact of certain ground segment assets placed in service.

Satellite Impairment Loss
We recognized an impairment charge of $381.6 million for the nine months ended September 30, 2019 relating to the failure of Intelsat 29e (see Note 8—Satellites and Other Property and Equipment). The impairment charge consisted of approximately $377.9 million related to the write-off of the carrying value of the satellite and associated deferred satellite performance incentive obligations, and approximately $3.7 million related to prepaid regulatory fees. No comparable amounts were recognized for the nine months ended September 30, 2018.
Interest Expense, Net
Interest expense, net increased by $67.9 million, or 8%, to $953.2 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The increase in interest expense, net was principally due to the following:

•	an increase of $54.9 million corresponding to the decrease in fair value of the interest rate cap contracts; and

•
a net increase of $20.1 million in interest expense primarily resulting from our refinancing activities in 2018 and our $400.0 million aggregate principal amount debt raise in the second quarter of 2019; partially offset by

•	a decrease of $4.1 million resulting from increased interest income largely due to higher cash balances; and

•	a decrease of $2.6 million from lower interest expense associated with our deferred satellite performance incentives.
The non-cash portion of total interest expense, net was $138.0 million for the nine months ended September 30, 2019, primarily consisting of interest expense related to the significant financing component identified in customer contracts, the loss resulting from the decrease in fair value of the interest rate cap contracts we hold, amortization and accretion of discounts and premiums and amortization of deferred financing fees.
Loss on Early Extinguishment of Debt
No gain or loss on early extinguishment of debt was recognized for the nine months ended September 30, 2019, as compared to a loss of $181.9 million for the nine months ended September 30, 2018, consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs and unamortized debt discount and premium.
Other Income (Expense), Net
Other expense, net was $32.4 million for the nine months ended September 30, 2019, as compared to other income, net of $2.4 million for the nine months ended September 30, 2018. Other expense, net for the nine months ended September 30, 2019 primarily consisted of a net loss of $36.5 million related to a change in value of certain investments in third parties, partially offset by net periodic benefit income of $4.6 million related to pension and other postretirement benefits.
Provision for Income Taxes
Income tax expense decreased by $126.0 million to $3.9 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The decrease was principally attributable to the 2018 Internal Reorganization.
Cash paid for income taxes, net of refunds, totaled $53.7 million and $9.3 million for the nine months ended September 30, 2018 and 2019, respectively.
Net Loss Attributable to Intelsat S.A.
Net loss attributable to Intelsat S.A. was $798.6 million for the nine months ended September 30, 2019, as compared to net loss attributable to Intelsat S.A. of $488.3 million for the nine months ended September 30, 2018. The change reflects the various items discussed above.
EBITDA
EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services ("FSS") sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.
A reconciliation of net loss to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net loss	$(373,642)	$(147,698)	$(485,331)	$(796,851)
Add:
Interest expense, net	299,777	315,964	885,381	953,246
Loss on early extinguishment of debt	204,056	—	181,907	—
Provision for income taxes	107,863	6,248	129,919	3,884
Depreciation and amortization	173,441	161,536	513,514	496,438
EBITDA	$411,495	$336,050	$1,225,390	$656,717
Adjusted EBITDA
In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net loss	$(373,642)	$(147,698)	$(485,331)	$(796,851)
Add:
Interest expense, net	299,777	315,964	885,381	953,246
Loss on early extinguishment of debt	204,056	—	181,907	—
Provision for income taxes	107,863	6,248	129,919	3,884
Depreciation and amortization	173,441	161,536	513,514	496,438
EBITDA	411,495	336,050	1,225,390	656,717
Add:
Compensation and benefits(1)	1,766	3,924	4,643	10,215
Non-recurring and other non-cash items(2)	3,060	11,944	20,540	50,373
Satellite impairment loss(3)	—	—	—	381,565
Proportionate share from unconsolidated joint venture(4):
Interest expense, net	—	1,345	—	3,825
Depreciation and amortization	—	2,814	—	7,505
Adjusted EBITDA(5)(6)	$416,321	$356,077	$1,250,573	$1,110,200

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.

(2)
Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability, business strategy and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; changes in fair value of certain investments; certain foreign exchange gains and losses; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(3)	Reflects a non-cash impairment charge recorded in connection with the Intelsat 29e satellite failure.

(4)	Reflects adjustments related to our interest in Horizons-3 Satellite LLC ("Horizons 3"). See Note 9(b)—Investments—Horizons-3 Satellite LLC.

(5)
Adjusted EBITDA included $25,139 and $25,811 for the three months ended September 30, 2018 and 2019, respectively, and $75,417 and $76,089 for the nine months ended September 30, 2018 and 2019, respectively, of revenue relating to the significant financing component identified in customer contracts in accordance with the adoption of ASC 606. These impacts are not permitted to be reflected in the applicable consolidated and Adjusted EBITDA definitions under our debt agreements.

(6)
For the three and nine months ended September 30, 2019, Intelsat S.A. Adjusted EBITDA reflected $5.1 million and $7.6 million, respectively, of Adjusted EBITDA attributable to Intelsat Horizons-3 LLC, its subsidiaries and its proportionate share of Horizons 3, with nominal amounts for the comparative periods in 2018. These entities are considered to be unrestricted subsidiaries under the definitions set forth in our applicable debt agreements.

B. Liquidity and Capital Resources
Overview
We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At September 30, 2019, the aggregate principal amount of our debt outstanding not held by affiliates was $14.7 billion. Our interest expense, net for the three and nine months ended September 30, 2019 was $316.0 million and $953.2 million, respectively, which included $40.8 million and $138.0 million of non-cash interest expense, respectively. We also expect to make significant capital expenditures in 2019 and future years, as set forth below in—Capital Expenditures. Our primary source of liquidity is and will continue to be cash generated from operations, as well as existing cash. At September 30, 2019, cash, cash equivalents and restricted cash were approximately $824.6 million. We currently expect to use cash on hand, cash flows from operations, and refinancing of our third-party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($915.6 million and $1.1 billion for the years ended December 31, 2017 and 2018, respectively), and significant capital expenditures

($461.6 million and $255.7 million for the years ended December 31, 2017 and 2018, respectively). Our total capital expenditures are expected to range from $250 million to $300 million in 2019, $275 million to $350 million in 2020, and $250 million to $350 million in 2021. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings or use cash to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.
Cash Flow Items
Our cash flows consisted of the following for the periods shown (in thousands):

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net cash provided by operating activities	$174,214	$163,429
Net cash used in investing activities	(217,461)	(214,527)
Net cash provided by financing activities	188,063	370,816
Net change in cash, cash equivalents and restricted cash	139,909	317,477
Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $10.8 million to $163.4 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The decrease was primarily due to a $109.3 million increase in net loss and changes in non-cash items, partially offset by a $98.5 million increase from changes in operating assets and liabilities. The increase in operating assets and liabilities was primarily due to higher inflows from customer receivables and lower outflows related to the timing of interest payments.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased by $2.9 million to $214.5 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The decrease was primarily due to lower capital contributions to a joint venture, partially offset by higher capital expenditures and purchase of investments.
Net Cash Provided by Financing Activities
Net cash provided by financing activities increased by $182.8 million to $370.8 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018. The increase was primarily due to an add-on offering of $400.0 million aggregate principal amount of Intelsat Jackson's 9.75% Senior Notes due 2025 completed in June 2019, as compared to net cash outflows of $14.3 million in connection with our refinancing activities during the nine months ended September 30, 2018. The increase was partially offset by $224.3 million in net proceeds from a common shares offering completed in June 2018.
Restricted Cash
As of September 30, 2019, $22.3 million of cash was legally restricted, being held as a compensating balance for certain outstanding letters of credit.
Long-Term Debt
Intelsat Jackson Senior Secured Credit Agreement
On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.
On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.
In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.
On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable).

The B-3 Tranche Term Loans were subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.
On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.
On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). We entered into interest rate cap contracts in December 2017 and amended them in May 2018 to mitigate the risk of interest rate increases on the B-4 Tranche Term Loans. The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.
The Intelsat Jackson Secured Credit Agreement following a further amendment in November 2018 includes one financial covenant: Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as such financial measure is defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with this financial maintenance covenant ratio with a consolidated secured debt to consolidated EBITDA ratio of 3.05 to 1.00 as of September 30, 2019.
2019 Debt Transaction
June 2019 Intelsat Jackson Senior Notes Add-On Offering
In June 2019, Intelsat Jackson completed an add-on offering of $400.0 million aggregate principal amount of its 9.75% Senior Notes due 2025. The notes are guaranteed by all of Intelsat Jackson's subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson's parent entities. The net proceeds from the add-on offering are expected to be used for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our indebtedness.
Contracted Backlog
We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts and includes both cancelable and non-cancelable contracts. Approximately 88% of our total contracted backlog as of September 30, 2019 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog as of September 30, 2019 was approximately $7.2 billion. We believe this backlog and associated revenues result in more predictable cash flows in the FSS sector as compared to that of typical companies outside our industry.
Capital Expenditures
Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. Our total capital expenditures are expected to range from $250 million to $300 million in 2019, $275 million to $350 million in 2020, and $250 million to $350 million in 2021. Our capital expenditure guidance for 2019 through 2021 assumes investment in five satellites, one of which was successfully launched in August 2019 and another of which is in the design and manufacturing phase. Of the remaining three satellites, no manufacturing contracts have yet been signed.
Payments for satellites and other property and equipment for the nine months ended September 30, 2019 were $202.3 million. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.
Off-Balance Sheet Arrangements
We have revenue sharing agreements with JSAT related to services sold on the Horizons 1, Horizons 2 and Horizons 3 satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Refer to Note 9—Investments for disclosures relating to the revenue sharing agreements with JSAT.
Disclosures about Market Risk
See Item 3 — Quantitative and Qualitative Disclosures About Market Risk.

Recently Issued Accounting Pronouncements
Refer to Note 1—General for disclosures related to recently issued accounting pronouncements.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk
We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.
Interest Rate Risk
The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific risks include the risk of increasing interest rates on short-term debt, for planned new fixed-rate long-term financings, for planned refinancings using long-term fixed-rate debt, and for existing variable-rate debt. The Company utilizes derivative instruments from time to time in order to reduce its exposure to the risk of interest-rate volatility.

Approximately 83% of our debt, or $11.9 billion principal amount was fixed-rate debt as of December 31, 2018. As of September 30, 2019, our fixed-rate debt increased to approximately 84%, or $12.3 billion principal amount. While our fixed-rate debt does not expose us to earnings risk when market interest rates change, such debt is subject to changes in fair value (see Note 11—Long-Term Debt for fair value disclosures for our long-term debt). Our sensitivity analyses indicate that based on the level of fixed-rate debt outstanding as of September 30, 2019, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $432.7 million.

While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values. As of September 30, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion that mature in February 2021. These contracts were entered into to mitigate our risk of interest rate increases on the floating rate term loans under our senior secured credit facilities. If LIBOR exceeds 1.89% prior to the expiration date of the contracts, the Company will receive the resulting increase in interest payments required to the term loan lenders from the counterparties to the arrangement. These interest rate cap contracts have not been designated for hedge accounting treatment in accordance with ASC 815, Derivatives and Hedging, and the changes in fair value of these instruments are recognized in earnings during the period of change.
Foreign Currency Risk
We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2018.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings
We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.
Item 1A. Risk Factors
No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2018.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
None.
Item 5. Other Information
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: October 29, 2019	By	/s/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: October 29, 2019	By	/s/ DAVID TOLLEY
David Tolley
Executive Vice President and Chief Financial Officer